

September 12, 2022

James Mish
Chief Executive Officer
22nd Century Group, Inc.
500 Seneca Street, Suite 507
Buffalo, New York, 14204

      Re: 22nd Century Group, Inc.
           Registration Statement on Form S-3
           Filed September 2, 2022
           File No. 333-267266

Dear Mr. Mish:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Gregory Herbers at 202-551-8028 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Manufacturing

cc: John Wolfel